

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Clay B. Simpson
General Counsel
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

 Re: Mindspeed Technologies, Inc.
   Schedule TO-T Filed by M/A-COM Technology Solutions Holdings, Inc.
   and Micro Merger Sub, Inc.
   Filed November 19, 2013
   File No. 005-79645

Dear Mr. Simpson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated November 19, 2013

7. Certain Information Concerning Mindspeed, page 12

1. Refer to the following sentence on page 12: "None of Purchaser, MACOM, the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Mindspeed to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Purchaser, MACOM, the Information Agent or the Depositary." You may not disclaim responsibility for your disclosure. Please revise accordingly.

15. Conditions to the Offer, page 43

2.   Refer to the following sentences on page 44: "The foregoing conditions are for the sole benefit of MACOM and us and, except for the Regulatory Condition, may be waived by MACOM and us, in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of MACOM and us; provided that the Minimum Condition may be waived by MACOM and us only with the prior written consent of Mindspeed, which may be granted or withheld in Mindspeed's sole discretion. The failure by MACOM or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, provided that all conditions to the Offer, other than the Regulatory Condition, will be satisfied or waived on or before the Expiration Date." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated on page 4. In addition, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target stockholders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

16. Certain Legal Matters; Regulatory Approvals, page 44

Appraisal Rights, page 47

3.   We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and December 9, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Form of Letter of Transmittal

4.   Please delete the language in the letter of transmittal requiring a tendering stockholder to acknowledge or certify that he or she "understands" or "recognizes" the terms of the tender offer. While we do not object to language confirming that tendering security holders agree with the offer terms, it is inappropriate for the bidder to require representations that operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jason Day, Perkins Coie LLP